HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________          Email:  harttrinen@aol.com
Donald T. Trinen                                     Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                 August 20, 2008

Dana Brown
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

      Re:   Liquor Group Wholesale, Inc.
            Form S-1 Amendment No. 4
            File # 333-147526

     This office represents Liquor Group Wholesale, Inc. (the "Company"). Amendment No. 4 to the Company's registration statement has been field with the Commission. This letter provides the Company's responses to the comments received from the Staff by letter dated August 13, 2008. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. The number under the "Page Number" column indicates the page number in the registration statement where the response to the comment can be found. The letters "FS" in the page number column refer to the page in the Company's financial statements.

                                                                     Page Number
                                                                     -----------

1.  Comment complied with.                                             1, 2, 32

2.  Comment noted.

3.  Comment complied with.                                     35, Exhibit 23.1

4. In drafting the MD&A section we considered the following excerpts from Release 33-8350.

         "The purpose of MD&A is not complicated".

         "As such, MD&A should not be a recitation of financial statements in narrative form".

         "...the effectiveness of MD&A decreases with the accumulation of unnecessary detail."

                                                                     Page Number
                                                                     -----------

    Please note that the second to last paragraph of the MD&A section addresses material opportunities, challenges, risks, trends and uncertainties.

    The Company's business is not complicated. The Company has only one line of business. The Company does not own wineries, distilleries or breweries, does not operate in foreign countries, and does not carry any inventory. Nevertheless, we have revised the MD&A section in response to this comment. We believe the Company's MD&A discussion, as modified in Amendment No. 4, is in accordance with that required by Item 303 of Regulation S-B. 9, 10, 13

5. Release 33-8350 only requires "quantification" if:

     o amounts of the "material effects of known material trends and uncertainties are reasonably available", or

     o there is a change in an accounting estimate or assumption and "quantitative information is reasonably available".

    In this regard, the Company does not know of any material events, trends or uncertainties which would affect its results of operations or liquidity and capital resources.

    In addition, instruction 3 to paragraph (b) of Item 303 of Regulation S-K provides, in part, the following:

         "Registrants need not recite the amounts of changes from period to period which are readily computable from the financial statements. The discussion shall not merely repeat numerical data contained in the financial statements.

    We have, however, modified the MD&A discussion in response to this comment. 11, 12, 13

6.  Comment complied with.                                           10, 11, 12

7.  Comment complied with.                                               28, 29

1.  Comment complied with.                                           F-14, F-15,
                                                                           F-16

2.  Comment complied with.                                             F-2, F-3
                                                                     F-23, F-24

3.  Comment complied with.                                           F-10, F-29

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & TRINEN, L.L.P.


                                    By /s/ William T. Hart
                                       --------------------------
                                       William T. Hart








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